Filed by Rockwell Collins, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Rockwell Collins, Inc.

Subject Company: Rockwell Collins, Inc.

SEC File No.: 001-16445

Date: September 5, 2017

BY THE NUMBERS $67– 68B Pro-forma 2017E sales United Technologies + Rockwell Collins 150+ countries Global service network $30B* Total transaction value * Including ~$7B of assumed Rockwell Collins net debt $500M+ Cost synergies expected by year 4 UNITED TECHNOLOGIES TO ACQUIRE ROCKWELL COLLINS DRIVERS OF SUCCESS Well-positioned to meet customer requirements R&D capabilities to drive best-inindustry innovation World-class mechanical / electronics design and software development capabilities Broader and more capable field support network Comprehensive digital service offerings Rockwell Collins shareowner approval Required regulatory approvals and customary closing conditions Estimated closing by Q3 2018 IMPORTANT MILESTONES ROCKWELL COLLINS CORE CAPABILITY UTC AEROSPACE SYSTEMS CORE CAPABILITY COMPLEMENTARY PRODUCT OFFERINGS ELECTRIC, ENVIRONMENTAL & ENGINE SYSTEMS ACTUATION & PROPELLERS AEROSTRUCTURES (NACELLES) AVIONICS INFORMATION SOLUTIONS SEATING & INTERIOR SYSTEMS LANDING SYSTEMS SENSORS & SYSTEMS ~$23B UTC Aerospace Systems + Rockwell Collins Pro-forma 2017E sales MILITARY COMMERCIAL AFTERMARKET INTERNATIONAL OEM UNITED STATES By Segment By Type By Geography 25% 40% 55% 75% 60% 45% UTC Aerospace Systems+Rockwell Collins

Safe Harbor Statement

This communication contains statements, including statements regarding certain projections, business trends, and the proposed acquisition of Rockwell Collins by United Technologies, that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: the financial condition of our customers and suppliers, including bankruptcies; the health of the global economy, including potential deterioration in economic and financial market conditions; adjustments to the commercial OEM production rates and the aftermarket; the impacts of natural disasters and pandemics, including operational disruption, potential supply shortages and other economic impacts; cybersecurity threats, including the potential misappropriation of assets or sensitive information, corruption of data or operational disruption; delays related to the award of domestic and international contracts; delays in customer programs, including new aircraft programs entering service later than anticipated; the continued support for military transformation and modernization programs; potential impact of volatility in oil prices, currency exchange rates or interest rates on the commercial aerospace industry or our business; the impact of terrorist events, regional conflicts or governmental sanctions on other nations on the commercial aerospace industry; changes in domestic and foreign government spending, budgetary, procurement and trade policies adverse to our businesses; market acceptance of our new and existing technologies, products and services; reliability of and customer satisfaction with our products and services; potential unavailability of our mission-critical data and voice communication networks; unfavorable outcomes on or potential cancellation or restructuring of contracts, orders or program priorities by our customers; recruitment and retention of qualified personnel; regulatory restrictions on air travel due to environmental concerns; effective negotiation of collective bargaining agreements by us, our customers, and our suppliers; performance of our customers and subcontractors; risks inherent in development and fixed-price contracts, particularly the risk of cost overruns; risk of significant reduction to air travel or aircraft capacity beyond our forecasts; our ability to execute to internal performance plans such as restructuring activities, productivity and quality improvements and cost reduction initiatives; achievement of B/E Aerospace integration and synergy plans; continuing to maintain our planned effective tax rates; our ability to develop contract compliant systems and products on schedule and within anticipated cost estimates; risk of fines and penalties related to noncompliance with laws and regulations including compliance requirements associated with U.S. Government work, export control and environmental regulations; risk of asset impairments; our ability to win new business and convert those orders to sales within the fiscal year in accordance with our annual operating plan; the uncertainties of the outcome of lawsuits, claims and legal proceedings; the ability of Rockwell Collins and United Technologies to receive the required regulatory approvals for the proposed acquisition of Rockwell Collins by United Technologies (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approval of Rockwell Collins’ shareowners and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of United Technologies’ and/or Rockwell Collins’ common stock and/or on their respective businesses, financial conditions, results of operations and financial performance; risks relating to the value of the United Technologies’ shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing provisions that require third-party consent for a change of control or that otherwise may be triggered by the proposed transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Rockwell Collins’ operations with those of United Technologies will be greater than expected; the outcome of legally required consultation with employees, their works councils or other employee representatives; and the ability of Rockwell Collins and the combined company to retain and hire key personnel. There can be no assurance that the proposed acquisition or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Rockwell Collins on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. These forward-looking statements are made only as of the date hereof and the company assumes no obligation to update any forward-looking statement.

Additional Information

In connection with the proposed transaction, United Technologies will file a registration statement on Form S-4, which will include a document that serves as a prospectus of United Technologies and a proxy statement of Rockwell Collins (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Rockwell Collins’ shareowners. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from United Technologies or Rockwell Collins. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies’ website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Rockwell Collins with the SEC may be obtained free of charge at Rockwell Collins’ website at www.rockwellcollins.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Rockwell Collins by requesting them by mail at Investor Relations, 400 Collins Road NE, Cedar Rapids, Iowa 52498, or by telephone at 1-319-295-7575.

Participants in the Solicitation

United Technologies and Rockwell Collins and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about United Technologies’ directors and executive officers is available in United Technologies’ proxy statement dated March 10, 2017, for its 2017 Annual Meeting of Shareowners. Information about Rockwell Collins’ directors and executive officers is available in Rockwell Collins’ proxy statement dated December 14, 2016, for its 2017 Annual Meeting of Shareowners and in Rockwell Collins’ Forms 8-K dated January 10, 2017 and April 13, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from United Technologies or Rock-well Collins as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.